General Steel Holdings, Inc.
Kuntai International Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue
Chaoyang District, Beijing, China

September 24, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	General Steel Holdings, Inc. Registration Statement on Form S-3 Filed August 27, 2009 File No. 333-161585

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated September 17, 2009 from Ms. Pamela A. Long, regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  This letter is being delivered in connection with our filing Amendment No. 1 to the Registration Statement (the “Amendment”).

Set forth below are responses to the numbered comments.  For your convenience, each response follows the sequentially numbered comment copied from your letter of September 17, 2009.

Registration Statement on Form S-3

Calculation of Registration Fee

Comment (1):

We note footnote (2) disclosure to the Calculation of Registration Fee table.  Please revise the footnote disclosure to specify the exact dollar amount of the fee that had been paid previously and is being applied to the new registration statement.  In this regard please see Release No. 33-7168.

Response (1):

In the Amendment, we have revised the footnote disclosure to specify the exact dollar amount of the fee that had been paid previously and is being applied to the new registration statement.

Description of the Capital Stock, page 16

Comment (2):

We note the statement in the introductory paragraph that the summary is “qualified in its entirety” by the provisions of your charter documents.  Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.  Please revise accordingly.  Please also comply with this comment with respect to the last paragraph under “Description of Units” on page 19.

U.S. Securities and Exchange Commission
September 24, 2009

Response (2):

In the Amendment, we have revised the introductory paragraph to ensure that the summary is no longer “qualified in its entirety” by the provisions of our charter documents. In addition, we have deleted the last paragraph under “Description of Units” on page 19.

Description of Debt Securities, page 17

Comment (3):

Based on your description of debt securities, it appears that your debt securities may be guaranteed.  Please revise to register the guarantees and revise the disclosure throughout the registration statement accordingly, including the cover pages of the registration statement and the prospectus.  Please also revise to add the guarantors as co-registrants.  Finally, please have counsel revise its opinion accordingly.

Response (3):

In the Amendment, we have removed the references and related disclosure regarding guarantees from the description of debt securities as we do not in fact intend on issuing any guaranteed debt securities.

Comment (4):

Please note that the indenture filed as Exhibit 4.4 does not contain a table of content or a cross reference sheet showing the location in the indenture of the provision inserted pursuant to Sections 310 through 318(a) of the Trust Indenture Act of 1939, all as required by Items 601(b)(4)(iv)(A) and (B) of Regulation S-K.  Please re-file your indenture to include the table of content and the cross-reference sheet..

Response (4):

In the Amendment, we have re-filed the indenture and included the required table of contents and cross-reference sheet.

Part II - Information Not Required in Prospectus

Item 16, Exhibits, page 26

Comment (5):

We note that you have filed the form of warrant and form of senior convertible note as Exhibits 4.5 and 4.6 of the registration statement, respectively. However, in your description of warrants and description of debt securities discussion on page 17, you disclose that the particular terms of the warrants to be offered will be described in a prospectus supplement as will the terms of the debt securities.  Please reconcile the filed exhibits with your disclosure in the registration statement.  To the extent that the warrants and the debt securities will be issued pursuant to the terms of Exhibits 4.5 and 4.6, respectively, please revise your disclosure to accurately describe the terms of these securities.

U.S. Securities and Exchange Commission
September 24, 2009

Response (5):

In the Amendment, we have removed the forms of warrant and note from the exhibit list to make the required reconciliation.

Comment (6):

Please provide the exhibit required by Item 601(b)(12) of Regulation S-K. Refer to Item 503(d) of Regulation S-K.

Response (6):

In the Amendment, we have added Exhibit 12 – Statement regarding Calculation of Ratio of Earnings to Fixed Charges to the exhibit list.

Comment (7):

We note subparagraph (v) of your “+” footnote disclosure related to Statement of Eligibility of Trustee, Form T-1.  We also note that you have not listed Form T-1 as Exhibit 25 in the exhibit index (see Item 601(b)(25) of Regulation S-K).  Please note that you may not file Form T-1 in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  For further guidance, please see Section 220.01 of Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, found in the Division of Corporation Finance page of the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.  You may rely on Section 305(b)(2) of the Trust Indenture Act and file Form T-1 under electronic form type “305B2”.  Please advise and list Exhibit 25 in your exhibit index.

Response (7):

In the Amendment, we have added Exhibit 25 – Statement of Eligibility of Trustee to the exhibit list.

Exhibit 5.1 Legal Opinion of Burns & Levinson LLP

Comment (8):

We note that the legal opinion is limited to the laws of the State of Nevada.  Please be advised that the warrants, debt securities, rights and units represent contractual obligations of the company and, therefore, counsel must opine with respect to these securities under the state contract law governing these securities.  For example, we note that the indenture is governed under the laws of the State of Delaware.  Further, we note that with respect to these securities counsel opines that they are “enforceable”.  Counsel must opine that these securities are binding obligations of the company.  See Item 601(b)(5) of Regulation S-K.  Please have counsel revise its opinion accordingly.

U.S. Securities and Exchange Commission
September 24, 2009

Response (8)

In the Amendment, we have revised the opinion to opine as to the applicable state law of the revised indenture, now being governed by New York law, and as to the binding nature of the securities.

Comment (9)

The language in the last paragraph of the legal opinion appears to inappropriately limit an investor’s reliance on the legal opinion. Please have counsel revise its opinion accordingly.

Response (9)

In the Amendment, we have revised the opinion so that it does not inappropriately limit the investor’s reliance thereon.

This letter responds to all comments contained in Ms. Long’s letter of September 17, 2009.  If you have any questions, please do not hesitate to contact our attorney Stephen D. Brook at (617) 345-3722 or the undersigned at +86 (10) 5879-7346.

Very truly yours,

General Steel Holdings, Inc.

By:	/s/ Zuosheng Yu
Zuosheng Yu
Chairman and Chief Executive Officer

cc:	Ms. Era Anagnosti Mr. Andrew Schoeffler Stephen D. Brook, Esq. (Burns & Levinson LLP)